UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Landmark Infrastructure Partners LP

(Name of Issuer)

Common Units, representing limited partner interests

(Title of Class of Securities)

51508J108

(CUSIP Number)

Verde Investments, Inc.

100 Crescent Court, Suite 1100

Dallas, Texas 75201

(602) 778-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 51508J108

1.	Names of Reporting Persons Verde Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Arizona

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,058,283
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,058,283
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,058,283
12.	Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.075%
14.	Type of Reporting Person (See Instructions) CO

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) to the statement on Schedule 13D amends and supplements the statement on Schedule 13D with respect to Landmark Infrastructure Partners LP (the “Issuer”) filed by Verde Investments, Inc., an Arizona corporation (the “Reporting Person”), on May 19, 2021 (the “Original Schedule 13D”) and Amendment No. 1 to the statement on Schedule 13D with respect to the Issuer filed by the Reporting Person on June 24, 2021 (“Amendment No. 1”, and together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”).

Items 4 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

Item 4. Purpose of Transaction

On July 16, 2021, the Reporting Person delivered a letter (the “Letter”) to the board of directors of the Issuer (the “Board”) that includes a proposal to acquire, through one or a series of all-cash transactions, substantially all of the assets of the Issuer (the “Proposal”). If the Proposal is consummated, holders of the Issuer’s common units not already owned by the Reporting Person and its affiliates would receive $13.50 per common unit in cash. In the Letter, the Reporting Person requests, among other things, that representatives of the Issuer’s Conflicts Committee (the “Conflicts Committee”) and/or the Board immediately enter into discussions with the Reporting Person concerning the Proposal. The letter is attached as Exhibit 99.1 hereto, which is incorporated herein by reference.

The Reporting Persons will seek to discuss the Proposal and the other topics in the Letter with the Conflicts Committee and/or the Board and will urge the Issuer to take the actions detailed in the Letter, any or all of which the Reporting Person may participate and potentially engage in, as a purchaser, an investor or otherwise. The Reporting Person reserves the right to modify the Proposal in any way or to extend discussions regarding the same. The Reporting Person and its affiliates may, directly or indirectly, take such additional steps from time to time as they may deem appropriate to further the Proposal (as may be modified from time to time) and/or any other topics addressed in the Letter, including, without limitation, (i) engaging in discussions regarding the Proposal and/or the Letter with the Issuer, other equity holders, potential debt and equity investors, advisors, and other relevant parties, and (ii) entering into non-disclosure agreements and other agreements, arrangements and understandings as may be appropriate in connection with the Letter and/or the Proposal, as the latter may be modified from time to time.

Item 7. Materials to be Filed as Exhibits

99.1	The Reporting Person’s Letter to the Board, dated July 16, 2021.

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

Date: July 16, 2021

Verde Investments, Inc.

By:	/s/ Ernest C. Garcia II
Ernest C. Garcia II
President